Management’s Discussion and Analysis at April 27, 2011

The following Management’s Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin. This MD&A should be read in conjunction with the Company’s interim consolidated financial statements for the three month period ended March 31, 2011 and the MD&A and the consolidated financial statements for the year ended December 31, 2010. All amounts are expressed in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted. The March 31, 2011 interim consolidated financial statements are the Company’s first financial statements prepared under IFRS. Consequently the comparative figures for 2010 and the Company’s statement of financial position as at January 1, 2010 have been restated from accounting principles generally accepted in Canada (Canadian GAAP) to comply with IFRS. The reconciliations from the previously published Canadian GAAP financial statements are summarized in Note 3 to the consolidated interim financial statements, and there were no material differences. In addition, IFRS1 on first time adoption, allows certain exemptions from retrospective application of IFRS in the opening statement of financial position. Where these exemptions have been used they have also been explained in Note 3 to the consolidated interim financial statements.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry through its 45 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, refining, and petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where and when they are needed, and for the best value.  Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units sourced from over 2,000 suppliers.  This supply chain infrastructure enables us to provide our customers with the products they need on a same day or over-night basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing and logistics capabilities. Our branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company’s shares trade on the TSX (“CFT”) and NASDAQ (“CFK”) stock exchanges.  Schlumberger Limited (“Schlumberger”), a major oilfield service company based in Paris, France, owns approximately 56% of the Company’s shares.

Business Strategy

The Company is pursuing the following strategies to grow its business profitably:

•

Expand the reach and market share serviced by the Company’s distribution network.  The Company is focusing its sales efforts and product offering on servicing complex, multi-location needs of large and emerging customers in the energy sector.  Organic growth is expected to be complemented by selected acquisitions over time.

•

Expand production equipment service capability to capture more of the product life cycle requirements for the equipment the Company sells such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management. This will differentiate the Company’s service offering from its competitors and deepen relationships with its customers.

•

Expand oil sands and industrial project and Maintenance, Repair and Operating Supplies (“MRO”) business by leveraging our existing supply chain infrastructure, product and project expertise.

•

Increase the resourcing of customer project sales quotation and order fulfillment services provided by our Distribution Centre to augment local branch capacity to address seasonal and project driven fluctuations in customer demand. By doing so, we aim to increase our capacity flexibility and improve operating efficiency while providing consistent service.

Business Outlook

Oil and gas industry activity in 2011 is expected to increase modestly from 2010 levels.  Natural gas prices remain depressed as North American production capacity and inventory levels continue to dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in north eastern British Columbia and liquids rich gas plays in north-western Alberta where the Company has a strong market position.  Conventional and heavy oil economics are attractive at current price levels leading to moderate increases to capital expenditure activity in eastern Alberta and south east Saskatchewan.  Oil sands project announcements continue to gain momentum at current oil price levels. Approximately 50% to 60% of the Company’s total revenues are driven by our customers’ capital expenditure requirements. CE Franklin’s revenues are expected to continue to increase modestly in 2011 due to increased oil and gas industry activity and the expansion of the Company’s product lines.

Gross profit margins are expected to remain under pressure as customers that produce natural gas focus on reducing their costs to maintain acceptable project economics and due to continued aggressive oilfield supply industry competition as industry activity levels remain below the last five year average. The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

First Quarter Operating Results

The following table summarizes CE Franklin’s results of operations:

(In millions of Cdn. $ except per share data)
Three Months Ended March 31
	2011		2010
Revenues	137.7	100.0%	121.9	100.0%
Cost of Sales	(115.4)	(83.8)%	(102.2)	(83.9)%
Gross profit	22.3	16.2%	19.7	16.1%

Selling, general and administrative expenses	(17.0)	(12.3)%	(15.6)	(12.8)%
EBITDA(1)	5.3	3.8%	4.1	3.4%
Depreciation	(0.6)	(0.4)%	(0.6)	(0.5)%
Interest	(0.1)	(0.1)%	(0.2)	(0.2)%
Earnings before tax	4.6	3.3%	3.3	2.7%
Income tax expense	(1.2)	(0.9)%	(1.1)	(0.9)%
Net earnings	3.4	2.5%	2.2	1.8%

Net earnings per share
Basic	$0.19		$0.13
Diluted	$0.19		$0.12

Weighted average number of shares outstanding (000's)
Basic	17,488		17,576
Diluted	18,029		17,959

(1)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA and EBITDA as a percentage of revenues because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and depreciation expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital income taxes. Depreciation expense is a necessary component of the Company’s expenses because the Company is required to pay cash equipment to generate revenues. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net earnings, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to net earnings is provided within the table above. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

First Quarter Results

Net earnings for the first quarter of 2011 was $3.4 million, an increase of $1.2 million from the first quarter of 2010.
Revenues were $137.7 million, an increase of $15.8 million (13%) from the first quarter of 2010. Capital project business comprised 55% of total revenues (2010 – 50%), and increased $14.5 million (24%) from the prior year period while well completions increased 36% for the comparable period.  Industry activity continues to improve and is focused on oil, oil sands and liquid rich, natural gas plays. Gross profits increased by $2.6 million (13%) due to the increase in revenues year over year. Average gross profit margins improved sequentially from fourth quarter 2010 levels and were comparable to first quarter 2010 levels as increased purchasing levels contributed to higher volume rebate income. Selling, general and administrative expenses increased by $1.4 million (9%) to $17.0 million for the quarter as compensation and operating costs have increased in response to higher revenues levels. The weighted average number of shares outstanding during the first quarter decreased by 0.1 million shares (1%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s Normal Course Issuer Bid. Net income per share (basic) was $0.19 in the first quarter of 2011, a 46% increase from the first quarter 2010.

Revenues

Revenues for the quarter ended March 31, 2011, were $137.7 million, an increase of 13% from the quarter ended March 31, 2010, as detailed above in the “First Quarter results” discussion.

Oil and gas commodity prices are a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drives well completion requirements.  Well completion, rig count and commodity price information for the 2011 and 2010 first quarters are provided in the table below.

	Q1 Average		%
	2011	2010	change
Gas - Cdn. $/gj (AECO spot)	$ 3.76	$ 4.93	(24)%
Oil - Cdn. $/bbl (synthetic crude)	$ 99.63	$ 82.49	21%
Average rig count	532	425	25%
Well completions:
Oil	2,201	1,355	62%
Gas	1,660	1,491	11%
Total well completions	3,861	2,846	36%

Average statistics are shown except for well completions.

 Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – CAODC; well completion data – Daily Oil Bulletin

(in millions of Cdn. $)	Three months ended March 31
	2011		2010
End use revenue demand	$	%	$	%
Capital projects	76.0	55	61.5	50
Maintenance, repair and operating supplies	61.7	45	60.4	50
Total Revenues	137.7	100	121.9	100

Note: Capital project end use revenues are defined by the Company as consisting of the tubular and 80% of pipe, flanges and fittings; and valves and accessories product revenues respectively; MRO revenues are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product revenues respectively.

Revenues from capital project related products were $76.0 million in the first quarter of 2011, an increase of 24% ($14.5 million) from the first quarter of 2010. Total well completions increased by 36% in the first quarter of 2011 and the average working rig count increased by 25% compared to the prior year period. Gas wells comprised 43% of the total wells completed in western Canada in the first quarter of 2011 compared to 52% in the first quarter of 2010. Spot gas and oil prices ended the first quarter at $3.78 per GJ (AECO) and $116.34 per bbl (Synthetic Crude), consistent with an increase of 17%, respectively, from first quarter average prices. Depressed gas prices are expected to continue to negatively impact gas drilling activity over the remainder of 2011, which in turn is expected to constrain demand for the Company’s products. Natural gas customers continue to utilize a high level of competitive bid activity to procure the products they require in an effort to reduce their costs. The Company is addressing this industry trend by pursuing initiatives focused on improving revenues quotation processes and increasing the operating flexibility and efficiency of its branch network.

MRO product revenues are related to overall oil and gas industry production levels and tend to be more stable than capital project revenues. MRO product revenues for the quarter ended March 31, 2011, increased by $1.3 million (2%) to $61.7 million compared to the quarter ended March 31, 2010 and comprised 45% of the Company’s total revenues (2010 – 50%). The increase in revenues reflects the increase in industry activity.

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield product distribution business, complemented by an increase in the product life cycle services provided to its customers and the focus on the emerging oil sands capital project and MRO revenues opportunities. Revenues from these initiatives to date are provided below:

	Q1 2011		Q1 2010
Revenues ($millions)	$	%	$	%
Oilfield	122.6	89	102.9	85
Oil sands	10.0	7	15.1	12
Production services	5.1	4	3.9	3
Total revenues	137.7	100	121.9	100

Revenues from oilfield products to conventional western Canada oil and gas end use applications were $122.6 million for the first quarter of 2011, an increase of 19% from the first quarter of 2010. This increase was driven by the 36% increase in well completions compared to the prior year period.

Revenues from to oil sands end use applications were $10.0 million in the first quarter, a decrease of $5.1 million (34%) compared to $15.1 million in the first quarter of 2010 reflecting the timing of project revenues. The Company continues to position its major project execution capability and Fort McMurray branch to penetrate this emerging market for capital project and MRO products.

Production service revenues were $5.1 million in the first quarter of 2011, a 31% increase from the $3.9 million of revenues in the first quarter of 2010, reflecting improved oil production economics resulting in increased customer maintenance activities.

Gross Profit

	Q1 2011	Q1 2010
Gross profit ($ millions)	$ 22.3	$ 19.7
Gross profit margin as a % of revenues	16.2%	16.1%

Gross profit composition by product revenue category:
Tubulars	6%	2%
Pipe, flanges and fittings	26%	28%
Valves and accessories	21%	19%
Pumps, production equipment and services	15%	17%
General	32%	34%
Total gross profit	100%	100%

Gross profit was $22.3 million in the first quarter of 2011, an increase of $2.6 million (13%) from the first quarter of 2010 due to increased revenues compared to the prior year period. Gross profit margins for the quarter improved sequentially from fourth quarter 2010 levels and were consistent with the prior year period at 16.2% as increased purchasing levels contributed to higher volume rebate income. The increase in tubular gross profit composition was due to higher revenues and margins as industry activity picked up on a year over year basis and market inventory surpluses were reduced. Reduced pipe, flange and fittings gross profit composition in the first quarter of 2011 reflects lower oil sands revenues compared to the prior year period. Increased valves and accessories gross profit composition was due to improved gross profit margins. The decrease in general products gross profit composition reflects the decrease in MRO end use revenues to 45% of total revenues in the quarter, compared to 50% in the prior year period.

Selling, General and Administrative (“SG&A”) Costs

($millions)		Q1 2011	Q1 2010
	$ %		$ %
People costs	10.3	60	8.9	57
Facility and office costs	3.7	22	3.4	21
Selling costs	1.5	9	1.8	12
Other	1.5	9	1.5	10
SG&A costs	17.0	100	15.6	100
SG&A costs as % of revenues	12%		13%

SG&A costs increased $1.4 million (9%) in the first quarter of 2011 from the prior year period and represented 12% of revenues compared to 13% in the prior year period. The $1.4 million increase in expenses was attributable to higher people costs reflecting a 4% increase in employee count, to service the additional sales volumes, and higher incentive compensation costs reflecting the improved profit performance of the business year over year.

Depreciation Expense

Depreciation expense of $0.6 million in the first quarter of 2011 was comparable to the first quarter of 2010.

Interest Expense

Interest expense of $0.1 million in the first quarter of 2011 was $0.1 million below the first quarter of 2010 due to lower borrowing levels.

Foreign Exchange (Gain) Loss

Foreign exchange gains and losses on United States dollar denominated product purchases and net working capital liabilities were nominal in both the first quarters of 2011 and 2010.

Income Tax Expense

The Company’s effective tax rate for the first quarter of 2011 was 26.5%, down from 32.6% in the first quarter of 2010 due to lower statutory tax rates and other adjustments. Substantially all of the Company’s tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data is presented in Canadian dollars and in accordance with IFRS. This information is derived from the Company’s unaudited quarterly financial statements. As noted above the March 31, 2011 interim consolidated financial statements are the Company’s first financial statements under IFRS. The comparative figures shown in the table below for 2010 and 2009 have been restated from Canadian GAAP. The reconciliations from Canadian GAAP to IFRS have been completed and there were no material differences noted. The conversion from Canadian GAAP to IFRS is further discussed in Note 3 of the interim consolidated financial statements.

(in millions of Cdn. $ except per share data)
Unaudited	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	2009	2009	2009	2010	2010	2010	2010	2011
Revenues	$ 109.1	$ 94.1	$ 93.0	$ 121.9	$ 99.9	$ 132.2	$ 135.6	$ 137.7
Gross profit	17.5	17.4	15.3	19.7	15.6	19.2	20.5	22.3
Gross profit %	16.0%	18.5%	16.5%	16.1%	15.6%	14.5%	15.1%	16.2%
EBITDA	1.7	0.5	0.6	4.1	0.7	3.8	3.8	5.3
EBITDA as a % of revenues	1.6%	0.5%	0.6%	3.4%	0.7%	2.9%	2.8%	3.8%
Net earnings (loss)	0.6	0.2	(0.5)	2.2	(0.1)	2.2	1.6	3.4
Net income (loss) as a % of revenues	0.5%	0.2%	(0.5%)	1.8%	(0.1)	1.7%	1.2%	2.5%
Net earnings (loss) per share
Basic	$ 0.04	$ 0.01	($0.03)	$ 0.13	($0.01)	$ 0.12	$ 0.09	$ 0.19
Diluted	$ 0.03	$ 0.01	($0.03)	$ 0.12	($0.01)	$ 0.12	$ 0.09	$ 0.19

Net working capital (1)	137.0	131.1	136.6	113.9	111.8	129.0	125.7	120.1
Long Term Debt / Bank
operating loan (1)	25.8	21.6	26.8	1.4	0.3	14.4	6.4	0.3

Total well completions	1,274	1,468	1,576	2,846	2,197	2,611	4,760	3,861

(1)Net working capital and long term debt / bank operating loan amounts are as at quarter end.

The Company’s revenues levels are affected by weather conditions. As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out. In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen. As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest revenues activity for the Company. Revenue levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in revenues typically out paces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature. Net working capital (defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan) and borrowing levels follow similar seasonal patterns as revenues.

Liquidity and Capital Resources

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances related to operations. Cash flow from operating activities and the Company’s $60.0 million revolving term credit facility are used to finance the Company’s net working capital, capital expenditures and acquisitions.

As at March 31, 2011, the Company had $3.2 million of cash and cash equivalents and no borrowings under its revolving term credit facility, a net decrease of $9.4 million from December 31, 2010. Borrowing levels have decreased due to the Company generating $4.4 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $5.6 million reduction in net working capital. This was offset by $0.5 million in capital and other expenditures and $0.2 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s Normal Course Issuer Bid (“NCIB”).

As at March 31, 2010, borrowings under the Company’s bank operating loan were $1.1 million, a decrease of $25.4 million from December 31, 2009. Borrowing levels decreased due to the Company generating $3.2 million in cash flow from operating activities before net changes in working capital and a $22.7 million reduction in net working capital. This was offset by $0.1 million in capital and other expenditures and $0.4 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company’s NCIB.

Net working capital was $120.1 million at March 31, 2011, a decrease of $5.6 million from December 31, 2010. Accounts receivable increased by $0.5 million to $93.5 million at March 31, 2011 from December 31, 2010 due to the 1% increase in revenues in the first quarter compared to the fourth quarter of 2010, partially offset by an improvement in Days Sales Outstanding (“DSO”). DSO in the first quarter of 2011 was 54 days compared to 56 days in the fourth quarter of 2010 and 51 days in the first quarter of 2010. DSO is calculated using average revenues per day for the quarter compared to the period end accounts receivable balance. Inventory increased by $5.8 million (6%) at March 31, 2011 from December 31, 2010. Inventory turns for the first quarter of 2011 decreased slightly to 4.6 turns compared to 4.9 turns in the fourth quarter of 2010 but were comparable to the first quarter of 2010. Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance. Accounts payable and accrued liabilities increased by $12.2 million (19%) to $75.6 million at March 31, 2011 from December 31, 2010 due to increased purchasing activity.

Capital expenditures in the first quarter of 2011 were $0.5 million, $0.4 million higher than the prior year period and were comprised primarily of vehicle and warehouse equipment replacements.

The Company has a $60.0 million revolving term credit facility that matures in July 2013 (the “Credit Facility”). The loan facility bears interest based on floating interest rates and is secured by a general security agreement covering all assets of the Company. The maximum amount available under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories. The Credit Facility requires the Company to maintain the ration of its debt to debt plus equity at less than 40%. As at March 31, 2011, this ratio was 0%. The Company must also maintain coverage of its net operating cash flow as defined in the Credit Facility agreement over interest expense for the trailing twelve month period of greater than 1.25 times. As at March 31, 2011 this ratio was 15.9 times.   The Credit Facility contains certain other covenants with which the Company is in compliance. As at March 31, 2011 the Company had available undrawn borrowing capacity of $60.0 million under this Credit facility.

Contractual Obligations

There have been no material changes in off-balance sheet contractual commitments since December 31, 2010.

Capital Stock

As at March 31, 2011 and 2010, the following shares and securities convertible into shares were outstanding:

	March 31,	March 31,
	2011	2010
(millions)	Shares	Shares
Shares outstanding	17.5	17.6
Stock options	1.0	1.2
Share unit plan obligations	0.7	0.6
Shares outstanding and issuable	19.2	19.4

The weighted average number of shares outstanding during the first quarter of 2011 was 17.5 million, a decrease of 0.1 million shares from the prior year’s first quarter due principally to the purchases of common shares under its NCIB and to resource share unit plan obligations. The diluted weighted average number of shares outstanding was 18.0 million, an increase of 0.1 million shares from the prior year’s first quarter.

The Company has established an independent trust to purchase common shares of the Company on the open market to resource share unit plan obligations. During the three month period ended March 31, 2011, 25,000 common shares were acquired by the trust at an average cost per share of $8.75 (March 31, 2010 – 36,800 at an average cost per share of $6.77). As at March 31, 2011, the trust held 462,753 shares (March 31, 2010 – 357,463 shares).

On December 21, 2010, the Company announced the renewal of the NCIB, to purchase up to 850,000 common shares representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2011. As at March 31, 2011 the Company had purchased 3,102 shares at an average cost of $7.56 per share (March 31, 2010 – 29,498 shares at an average cost of $6.61 per share).

Critical Accounting Estimates

There have been no material changes to critical accounting estimates since December 31, 2010. The Company is not aware of any environmental or asset retirement obligations that could have a material impact on its operations.

Change in Accounting Policies

These interim consolidated financial statements for the period ended March 31, 2011 are the Company’s first financial statements prepared under IFRS. For all accounting periods prior to this, the Company prepared its financial statements under Canadian GAAP.

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that the basis for financial reporting by Canadian publicly accountable enterprises will change from Canadian GAAP to IFRS effective for January 1, 2011, including the preparation and reporting of one year of comparative figures. This change is part of a global shift to provide consistency in financial reporting in the global marketplace.

Over the transition period the Company assessed the differences between Canadian GAAP and IFRS. A risk based approach was used to identify possibly significant differences based on possible financial impact and complexity. As described in Note 3 to the interim consolidated financial statements no material differences were identified. As such there are no reconciling items that materially changed the reporting requirements upon the transition from Canadian GAAP to IFRS.  Similarly, no significant information system changes were required in order to adopt IFRS.

IFRS 1 allows first time adopters of IFRS to take advantage of a number of voluntary exemptions from the general principal of retroactive restatement. In adopting IFRS, the Company did take advantage of the following voluntary exemptions under IFRS 1.

Property and equipment

The Company has elected to use the historic cost model, as presently used under Canadian GAAP and acceptable under IFRS. Therefore the historical cost of Property and Equipment has been brought forward into the consolidated interim financial statements for the period ended March 31, 2011. The Company wanted to maintain as much comparability as possible upon transition given the nature and magnitude of the Company’s property and equipment.

Business Combinations

The Company has not applied IFRS 3, the Business Combinations standard to acquisitions of subsidiaries that occurred before January 1, 2010, the Company’s transition date to IFRS. As such there is no retrospective change in accounting for business combinations. The Company used this exemption to simplify its IFRS conversion plan and improve comparability between its Canadian GAAP statements and its IFRS statements.

Borrowing Costs

IAS 23 requires that borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) be capitalized as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. The Company has elected to account for such transactions on a go forward basis, and as such there is no retrospective change in accounting for borrowing standards. The Company used this exemption to simplify its IFRS conversion plan and improve comparability between its Canadian GAAP statements and its IFRS statements.

Stock Options

The Company has assessed and quantified the difference in accounting for stock based compensation under IFRS compared to Canadian GAAP and has deemed the difference to be immaterial. The Company has elected to not apply IFRS 2 to share based payments granted and full vested before the Company’s date of transition to IFRS.  The Company used this exemption to simplify its IFRS conversion plan and improve comparability between its Canadian GAAP statements and its IFRS statements.

Controls and Procedures

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with IFRS in its financial statements. The President and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the three months ended March 31, 2011 that have materially affected or are reasonably likely to materially affect the ICFR. No such changes were identified through their evaluation.

Risk Factors

The Company is exposed to certain business and market risks including risks arising from transactions that are entered into the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions for year ended December 31, 2010 have occurred that would materially change the business and market risk information disclosed in the Company’s Form 20F.

Forward Looking Statements

The information in the MD&A may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those in under the caption “Risk Factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

forecasted oil and gas industry activity levels in 2011 and beyond;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company’s future financial condition or results of operations and future revenues and expenses;

•

the Company’s business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices and demand for oil and gas;

•

fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue. CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstance after the date of filing this MD&A, except as required by law.

Additional Information

Additional information relating to CE Franklin, including its first quarter 2011 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F/ Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.